UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 13 December 2021

ASX RELEASE

13 December 2021

KAZIA THERAPEUTICS APPOINTS

KAREN KRUMEICH AS CHIEF FINANCIAL OFFICER

Sydney, 13 December 2021 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, is pleased to announce the appointment of Karen Krumeich as Chief Financial Officer.

In this role, Ms Krumeich will focus on building and maintaining relationships with US investors, on preparing the company for future expansion, and on raising the profile of Kazia in global markets. Ms Krumeich is based in Pennsylvania in the United States and will formally commence work with Kazia in January 2022.

Kazia CEO, Dr. James Garner, commented, “It is a great pleasure to welcome Karen to Kazia. This has been a transformative period for the company, and we anticipate an exciting few years ahead. To that end, we have been taking steps to augment the company’s senior leadership. Karen brings to Kazia more than thirty years of experience in corporate finance, focused almost entirely on the life sciences sector, and has driven the growth of numerous private and public biotech companies.”

Ms Krumeich’s early career included roles with Grancare, Inc, an integrated healthcare services provider, and with Bristol-Myers Squibb, in a senior position with the company’s global Health Systems Management team. For most of the last twenty years, she has served as Chief Financial Officer to growth-stage biotech companies, both public and private, including Soligenix, Inc, and, most recently, Theravectys, Inc. In addition to her accounting qualifications, Ms Krumeich is a qualified pharmacist.

Ms Krumeich commented, “My excitement with Kazia is driven by the quality of its pipeline, which includes two very promising assets. This is an important time for the company, as it matures from a development-stage venture with a single program to a pre-commercial company with a richly diversified pipeline. I look forward to working with the team to help drive the next stage of the company’s growth.”

For More Information, Please Contact:-

In the United States:	In Australia:

Joe Green	Jane Lowe
Edison Investor Relations	IR Department
jgreen@edisongroup.com	jane.lowe@irdepartment.com.au
Phone: +1 646-653-7030	Phone: +61 411 117 774

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib commenced recruitment to GBM AGILE, a pivotal study in glioblastoma, in January 2021. Eight additional studies are active in various forms of brain cancer. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.